Exhibit (h)(xxiii)

Schroder Investment Management North America Inc.
875 Third Avenue, 22nd Floor, New York, NY 10022-6225

February 24, 2014

Schroder Capital Funds (Delaware)
Schroder Series Trust
875 Third Avenue, 22nd Floor
New York, NY 10022

Re: Fee Waivers and Expense Reimbursements

Dear Ladies and Gentlemen:

This is to inform you that we hereby agree, from March 1, 2014 through February 28, 2015, to pay or reimburse the applicable fund to the extent that the total annual fund operating expenses of a fund (other than acquired fund fees and expenses, other indirect acquired fund expenses, interest, taxes, and extraordinary expenses) allocable to each fund’s Investor Shares and Advisor Shares exceed the following annual rates (based on the average daily net assets attributable to each share class of the applicable fund taken separately):

	Investor Shares	Advisor Shares
Schroder Absolute Return EMD and Currency Fund	1.15%	1.40%
Schroder Broad Tax-Aware Value Bond Fund	0.46%	N/A
Schroder Emerging Market Equity Fund	1.25%	1.50%
Schroder Emerging Markets Multi-Cap Equity Fund	1.25%	1.50%
Schroder Emerging Markets Multi-Sector Bond Fund	0.90%	1.15%
Schroder International Alpha Fund	0.95%	1.30%
Schroder International Multi-Cap Value Fund	0.95%	1.30%
Schroder Long Duration Investment-Grade Bond Fund	0.46%	N/A
Schroder Total Return Fixed Income Fund	0.40%	0.65%
Schroder U.S. Opportunities Fund	1.70%	1.95%
Schroder U.S. Small and Mid Cap Opportunities Fund	1.05%	1.30%

This letter agreement may only be terminated during its term by the Boards of Trustees of Schroder Capital Funds (Delaware) and/or Schroder Series Trust, as applicable.

Sincerely,

Schroder Investment Management North America Inc.

By:	/s/ Mark A. Hemenetz
Name:	Mark A. Hemenetz
Title:	Chief Operating Officer